Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

California Judge Advances Charter Bid for Time Warner Cable
Originally appeared in Bloomberg
By Todd Shields
April 12, 2016

http://www.bloomberg.com/news/articles/2016-04-12/california-judge-advances-charter-bid-for-time-warner-cable

Charter Communications Inc.’s proposed merger with Time Warner Cable Inc. cleared an important hurdle as an administrative law judge recommended California regulators approve the deal.

The merger still needs to clear U.S. authorities. California is the last state where it needs approval.

Administrative Law Judge Karl Bemesderfer concluded the merger is in the public interest in a decision distributed Tuesday by e-mail. He recommended approval by the California Public Utilities Commission, which could vote May 12.

If it succeeds in acquiring Time Warner Cable, Charter’s service would be available to nearly 6.4 million households in California, and the company would serve 87 percent of cable video subscribers in the Los Angeles market, according to testimony before the California agency.

Critics, including Dish Network Corp., which offers streaming video, told the California commission that Charter would be able to interfere with rival programming delivered over the Web. Charter told the state agency “there is no reason to be concerned” because the company views third-party services as keys to growth in demand for broadband service it sells.

Read more here.
http://www.bloomberg.com/news/articles/2016-04-12/california-judge-advances-charter-bid-for-time-warner-cable

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Calif. ALJ Recommends Approving Charter/TWC
Originally appeared in Multichannel News
By: John Eggerton
April 12, 2016

http://www.multichannel.com/news/fcc/calif-alj-recommends-approving-chartertwc/404083

A California administrative law judge (ALJ) has recommended that the states Public Utilities Commission approve the Charter-Time Warner Cable/Brighthouse deal, with a bunch of conditions on the operation of their respective systems in the state.

The PUC still has to vote -- the decision is likened to an FCC order that must be voted to be approved -- and the decision has no legal effect by itself, but Judge Karl Bemesderfer's decision was another hurdle cleared for the deal.

The next opportunity for the PUC to vote will be its May 12 meeting.

Read more here.
http://www.multichannel.com/news/fcc/calif-alj-recommends-approving-chartertwc/404083

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California Judge Recommends Approval Of Charter-Time Warner Cable Deal
Originally appeared in Los Angeles Times
By: Meg James and Yvonne Villarreal
April 12, 2016

http://www.latimes.com/entertainment/envelope/cotown/la-et-ct-charter-time-warner-puc-20160412-story.html

Charter Communications' blockbuster deal to acquire Time Warner Cable and Bright House Networks cleared a major hurdle Tuesday when a California administrative judge recommended approval of the deal.

Administrative Law Judge Karl Bemesderfer, in a 74-page opinion, recommended that the California Public Utilities Commission approve Charter's takeover plans, but he attached a long list of conditions designed to ensure that the cable consolidation carries benefits to the public.

The proposed $67-billion plan would make Charter the dominant pay-TV and Internet service provider in Southern California with more than 2 million customer homes.

Read more here.
http://www.latimes.com/entertainment/envelope/cotown/la-et-ct-charter-time-warner-puc-20160412-story.html

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.